GRAVITY Co., Ltd.

Fourth Quarter 2004 Financial Results

March11, 2005

Disclaimer

The financial results for 4Q of 2004 have not been reviewed or audited, and may be subject to change following the completion of our independent audit. This release also contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 that are based on our current expectations, assumptions, estimates and projections about us and our industry. The forward-looking statements are subject to various risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements, as a result of a number of factors, including without limitation, the popularity of our games; our ability to generate sufficient cash flow from operations to meet our operating needs; Increasing competition in the online game industry and other factors beyond our control. Investors are directed to our reports and documents filed from time to time with the U.S. Securities and Exchange Commission for additional factors that should be considered prior to investing in our securities.
We disclaim any responsibility, and do not intend, to update or otherwise revise the forward-looking statements in this release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release might not occur in the way we expect, or at all. Investors should not place undue reliance on any of the forward-looking statements.

1. Preliminary 4Q04 & FY04 Results

(1) Income Statement Summary

(in millions of Won and thousands of US$)

	Quarterly				Annual
	4Q04*		3Q04	QoQ	FY'04*	FY'03	YoY
	US$	KRW	KRW	(%)	KRW	KRW	(%)
Revenue	16,390	16,460	16,422	0.2%	64,438	42,431	52%
- Subscription	3,362	3,376	4,287	-21%	16,252	18,559	-12%
- Royalties & License Fees	11,130	11,178	11,083	1%	44,235	22,804	94%
- Mobile	226	227	107	112%	480	43	1016%
- Others	1,672	1,679	945	78%	3,471	1,025	239%
Expenses	7,156	7,187	8,535	-16%	26,260	19,578	34%
Operating Profit	9,233	9,273	7,887	18%	38,178	22,853	67%
(%)		56%	48%		59%	54%
Pre-tax Profit	8,118	8,153	6,921	18%	33,496	17,204	95%
(%)		50%	42%		52%	41%
Net Income	8,023	8,057	5,386	50%	29,285	14,669	100%
(%)		49%	33%		45%	35%

*These 4Q04 and FY04 results are preliminary in nature and have not been audited or reviewed. The actual results are subject to change following the completion of the audit.
*The exchange rate applied in the presentation is Market Average Exchange Rate in Korea effective as of March 9, 2005, which was 1US$ equal to KRW 1,004.30.

(2) Revenue Breakdown

(in millions of Won and thousands of US$)

	4Q04*		3Q04	QoQ	FY'04*	%of total	FY'03	%of total	YoY
						Sales		Sales
	US$	KRW	KRW	( %)	KRW	( %)	KRW	( %)	( %)
Payroll	2,032	2,041	2,382	-14%	7,559	12%	4,433	10%	71%
Depreciation	655	658	742	-11%	2,633	4%	1,482	3%	78%
Service Fees	1,309	1,315	1,129	16%	4,692	7%	3,723	9%	26%
Advertising	1,249	1,254	2,270	-45%	4,614	7%	4,285	10%	8%
R&D	591	594	645	-8%	2,029	3%	1,597	4%	27%
Rental	213	214	243	-12%	883	1%	891	2%	-1%
Employee Benefit	161	162	168	-4%	724	1%	451	1%	61%
Others	945	949	956	-1%	3,126	5%	2,716	6%	15%
Total	7,156	7,187	8,535	-16%	26,260	41%	19,578	46%	34%

*These 4Q04 and FY04 results are preliminary in nature and have not been audited or reviewed. The actual results are subject to change following the completion of the audit.

(3) Cost Structure (COGS+SG&A)

(in millions of Won and thousands of US$)

	4Q04*		3Q04	QoQ	FY'04*	%of total	FY'03	%of total	YoY
						Sales		Sales
	US$	KRW	KRW	( %)	KRW	( %)	KRW	( %)	( %)
Payroll	2,032	2,041	2,382	-14%	7,559	12%	4,433	10%	71%
Depreciation	655	658	742	-11%	2,633	4%	1,482	3%	78%
Service Fees	1,309	1,315	1,129	16%	4,692	7%	3,723	9%	26%
Advertising	1,249	1,254	2,270	-45%	4,614	7%	4,285	10%	8%
R&D	591	594	645	-8%	2,029	3%	1,597	4%	27%
Rental	213	214	243	-12%	883	1%	891	2%	-1%
Employee Benefit	161	162	168	-4%	724	1%	451	1%	61%
Others	945	949	956	-1%	3,126	5%	2,716	6%	15%
Total	7,156	7,187	8,535	-16%	26,260	41%	19,578	46%	34%

*These 4Q04 and FY04 results are preliminary in nature and have not been audited or reviewed. The actual results are subject to change following the completion of the audit.

(4) Other Expenses & Income Tax

(in millions of Won and thousands of US$)

	4Q04*		3Q04	QoQ	FY’04*	%of total Sales	FY’03	%of total Sales	YoY
	US$	KRW	KRW	( %)	KRW	( %)	KRW	( %)	( %)

Interest Income	(240)	(241)	(92)	162%	(479)	1%	(94)	0.2%	410%
Interest Expense	948	952	983	-3%	4,443	7%	5,947	14%	-25%
Others	407	409	75	445%	718	1%	(205)	0.5%
Total	1,115	1,120	966	16%	4,682	7%	5,648	13%	-17%
Income Tax	(13)	(13)	1,380	-101%	3,963	6%	2,535	6%	56%

*These 4Q04 and FY04 results are preliminary in nature and have not been audited or reviewed. The actual results are subject to change following the completion of the audit.

(5) Balance Sheet

(in millions of Won and thousands of US$)

	2004YE*		2003YE		Change
	US$	KRW	US$	KRW	(KRW)

Asset	60,455	60,715	28,642	28,765	31,950
Current Asset	37,748	37,910	17,230	17,304	20,606
(Cash & cash equivalents)	16,335	16,405	5,382	5,405	11,000
(Short term investments)	8,862	8,900	1,593	1,600	7,300
(Accounts Receivables)	7,289	7,320	6,958	6,988	332
Fixed Asset	22,707	22,805	11,412	11,461	11,344
(PPE)	14,887	14,951	5,670	5,694	9,257
(Leasehold deposits)	4,174	4,192	3,896	3,913	279
Liability	13,436	13,494	10,897	10,944	2,550
Current Liability	8,401	8,437	9,010	9,049	(612)
Fixed Liability	5,035	5,057	1,887	1,895	3,162
Shareholder’s Equity	47,019	47,221	17,745	17,821	29,400
(Paid in Capital)	2,123	2,132	2,123	2,132	—
Liability & Shareholder’s Equity	60,455	60,715	28,642	28,765	31,950

*These FY04 results are preliminary in nature and have not been audited or reviewed. The actual results are subject to change following the completion of the audit.

2. FY 2005 Targets

(1) Assumptions for 2005 Targets

Our FY2005 targets are based on certain assumptions, including but not limited to the following:

• the number of peak concurrent users and their playing time of Ragnarok Online remains increase by 10~20% year-on-year in the markets in which we operate this game;

•	we are able to achieve the anticipated marketing and promotional effects from the launch of “Ragnarok the Animation” in multiple markets;

• we are successful in implementing several major updates to Ragnarok Online as currently scheduled and those updates are well received by the market;

•	the number of peak concurrent users of R.O.S.E. Online should reach approximately 6,000 in Korea market;

• we and our overseas licensees are successful in commercially launching our games, both

Ragnarok Online and R.O.S.E. Online, in additional overseas markets as currently contemplated;

•	the pricing of our games remain at its current level in the case of Ragnarok Online, and are set at levels we anticipate in the case of R.O.S.E. Online;

• the royalty and license fee revenues generated from overseas markets are not subject to increased volatility in, or material adverse impact from, foreign exchange rates;

•	our business is not adversely impacted by any material competitive threats or risk factors that our business, industry and business environment are subject to.

(2) 2005 Targets

	2005YE		2004YE*		Growth
	US$	KRW	US$	KRW	( %)

Revenue	90,710	91,100	64,162	64,438	41%
-Subscription	21,109	21,200	16,182	16,252	30%
-Royalties & License fees	62,730	63,000	44,046	44,235	42%
-Others	6,870	6,900	3,934	3,951	75%
Operating Profit	48,348	48,556	38,015	38,178	27%
(%)		53%		59%
Pre-tax Profit	46,170	46,369	33,353	33,496	38%
(%)		51%		52%

*These FY04 results are preliminary in nature and have not been audited or reviewed. The actual results are subject to change following the completion of the audit.
*The exchange rate applied in the presentation is Market Average Exchange Rate in Korea effective as of March 9, 2005, which was 1US$ equal to KRW 1,004.30.

(3) 1Q 2005 Targets

	1Q 05		4Q 04	QoQ	1Q 04	YoY
			(KRW)	(%)	(KRW)	(%)
	US$ KRW
Revenue	15,732	15,800	16,460	-4%	16,029	-1%
Subscription	4,082	4,100	3,376	21%	4,696	-13%
Royalties & License fees	10,052	11,100	11,178	-1%	10,919	2%
Others	597	600	1,906	-68%	414	45%
Operating Profit	8,653	8,690	9,273	-6%	11,055	-21%
(%)	55%		56%		69%
Pre-tax Profit	7,458	7,490	8,153	-8%	9,704	-23%
(%)	47%		50%		61%

*These 4Q04 and FY04 results are preliminary in nature and have not been audited or reviewed. The actual results are subject to change following the completion of the audit.
*The exchange rate applied in the presentation is Market Average Exchange Rate in Korea effective as of March 9, 2005, which was 1US$ equal to KRW 1,004.30.

RO Statistics

		3Q 02	4Q 02	1Q 03	2Q 03	3Q 03	4Q 03	1Q 04	2Q 04	3Q 04	4Q 04
Korea	# of servers	117	136	204	234	262	265	265	266	275	276
	PCU	24,966	31,294	28,598	29,103	33,491	27,931	30,059	22,051	26,508	20,587
	ACU	13,880	14,930	15,758	14,687	17,554	14,430	15,439	11,236	13,023	10,179
Japan	# of servers		7	7	7	12	12	13	13	19	19
	PCU		56,033	58,785	75,582	75,026	83,880	89,111	101,983	100,503	104,559
Taiwan	# of servers		14	20	22	30	42	48	52	59	61
	PCU		112,823	158,695	184,436	206,904	250,030	342,228	339,843	352,592	325,351
Tailand	# of servers			7	8	13	15	17	17	19	21
	PCU			65,100	60,600	66,700	72,200	82,385	86,133	107,798	130,148
China	# of servers			22	23	26	30	31	31	34	37
	PCU			¡¡	112,844	125,183	118,257	147,059	116,208	100,002	78,320
Philippines	# of servers					2	4	7	7	7	8
	PCU					15,186	30,108	37,441	38,440	36,436	50,816
Malaysia & Singapore	# of servers								7	8	9
	PCU								28,614	31,648	30,234
Indonesia	# of servers						2	4	4	5	5
	PCU						10,854	16,879	20,726	26,881	26,053
USA	# of servers					3	3	3	4	4	4
	PCU					9,000	7,484	9,456	11,230	12,965	10,011
Europe	# of servers								2	3	3
	PCU								4,125	5,818	5,972
Australia	# of servers										1
	PCU										1,083